UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   November 2014

File No.   000-55193

Avrupa Minerals Ltd.

 (Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    FORM 20-F   ☒  FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

(Registrant)

Dated: May 10, 2016	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1

Interim Financial Statements for the Period Ended September 30, 2014.

99.2

Management Discussion and Analysis

99.3

Certification of CEO

99.4

Certification of CFO

99.5

News Release dated November 20, 2014

99.6

News Release dated December 17, 2014